Exhibit 99.4

Notification of Directors’ Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

Gareth Davis, Robert Dyrbus, David Cresswell, Bruce Davidson and Frank Rogerson (together, “the Directors”).

Imperial Tobacco Group PLC was today advised that the Trustees of the Company’s Employee and Executive Benefit Trust transferred ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Transferred	Number Transferred

31 January 2005	117,698

The above transfer was the result of the Trust transferring ordinary shares of 10p each in the Company to five participant Directors in the Company’s Share Matching Scheme following the vesting of awards.

These shares were previously shown as contingent rights for each Director.

Name	Number of shares transferred

Mr Gareth Davis	44,359
Mr Robert Dyrbus	27,398
Mr David Cresswell	13,706
Mr Bruce Davidson	17,615
Dr Frank Rogerson	14,620

In addition the Trustee also advised the Company that the following Directors transferred shares from their existing holdings in order to participate in the Company’s Share Matching Scheme.  The shares will be matched with free ordinary shares of 10 pence each over a three-year period up to a maximum ratio of one to one, subject to the Group achieving an average of three per cent real increase in earnings per share per annum over the three-year retention period. There will be no opportunity to retest if this performance criterion is not met.

Name	Date of transfer	Number of shares transferred	Number of Additional Shares conditionally allocated	Resultant aggregate Companies Act interests.

Mr Gareth Davis	31 January 2005	36,059	36,059	641,196
Mr Robert Dyrbus	31 January 2005	22,947	22,947	421,278
Mr David Cresswell	31 January 2005	14,893	14,893	201,630
Mr Bruce Davidson	31 January 2005	14,893	14,893	255,644
Dr Frank Rogerson	31 January 2005	14,893	14,893	198,258

As a result of the above, the Employee and Executive Benefit Trust now holds a total of 578,377 ordinary shares of 10p each in the Company.

C Deft

Assistant Company Secretary